For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        vpower@sears.ca

Sears Canada Announces First Quarter 2017 Results

- Company Also Provides Update on Financial Health

TORONTO - June 13, 2017 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced financial results for the first quarter of Fiscal 20171.

•
Revenue. Revenue was $505.5 million in the first quarter, a decline of 15.2% compared to the same quarter last year. The difference between this decline and the same stores sales increase of 2.9% was primarily due to the decline in revenues in the Company’s Direct business, a result of (1) a planned and significant reduction in catalogues versus last year in response to lower customer demand, (2) some products not being available on the new website during the period while back-end logistics technology was under development and (3) a planned decline in the number of merchandise pick-up locations to reduce costs.

•	Same Store Sales. Same store sales increased by 2.9% in the first quarter, compared to the same quarter last year.

•
Gross Margin. The gross margin rate was 22.6% in the first quarter, as compared to 28.2% for the same quarter last year, a decrease of 560 bps. The decline was primarily due to increased clearance activity in the stores due to fewer outlet locations, increased brand exits, merchandise receipt delays, and store remodels, as well as regular price levels being better aligned to the market and customer preferences, and an increase of everyday value pricing in the mix.

•	Adjusted EBITDA. Adjusted EBITDA was a loss of $133.9 million in the first quarter compared to a loss of $75.4 million for the same quarter last year. Adjusted EBITDA is a non-IFRS measure.

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1First quarter 2017 and 2016 represent the 13-week periods ended April 29, 2017 and April 30, 2016, respectively. Fiscal 2017 represents the 53-week period ending February 3, 2018 and Fiscal 2016 represents the 52-week period ended January 28, 2017.

•
Net Earnings. The net loss for the first quarter was $144.4 million or $1.42 per share compared to a net loss of $63.6 million or 62 cents per share in the same quarter last year. The first quarter last year included a gain on sale and leaseback transactions of $40.6 million. For a list of other non-recurring charges in the first quarters of Fiscal 2017 and Fiscal 2016, please refer to the “Reconciliation of Net Loss to Adjusted EBITDA” table included in this release.

•
Cash Position and Liquidity. Sears Canada ended the first quarter with cash of $164.4 million compared to $235.8 million at the end of the fourth quarter last year.  The current cash position includes $125.0 million (before transaction fees) from the first tranche of the up to $300.0 million previously announced term loan and $57.0 million net proceeds from real estate transactions closed during the first quarter this year. On June 5, 2017, the Company drew $33 million under its existing revolving credit facility, which was effectively the maximum amount available to be drawn under that facility on that date. Please refer to the Financial Update section below.

First Quarter 2017 Key Operational Highlights

•
Sears 2.0. Sears Canada continued to focus on its new format, with ten stores planned to be completed between June and August, 2017. Including the four stores launched in 2016, this will provide Sears customers with 14 new-format stores by the end of Fiscal 2017.

•
Initium. The Company continues to update elements of its new technology platform which, over time, is designed to replace its high-cost legacy systems. This ongoing development of Initium is a key component of the Company’s commitment to an improved customer experience, and intended to enable the Company to solve customer needs with digital solutions and to compete with today’s most advanced and innovative retailers.

•
Real Estate Transactions. As announced previously, Sears Canada announced the closing of a transaction during the first quarter of 2017 for proceeds of $50.0 million for its logistics centre located in Ville St. Laurent, Quebec. In addition, a transaction for proceeds of $7.0 million also closed during the first quarter.

•
The Cut @ Sears and Sears Label. Two key merchandising strategies were launched nationally, both in store and online, during the first quarter: “The Cut @ Sears”, which features outstanding deals on apparel and home designer brands, and Sears Label, which consolidates the Company’s private brands across apparel and home accessories into a single brand positioning that offers elevated quality at easily accessible prices.

Financial Update
The Company continues to face a very challenging environment with recurring operating losses and negative cash flows from operating activities in the last five fiscal years, with net losses beginning in 2014.

While the Company’s plans have demonstrated early successes, notably in same-store sales, the ability of the Company to continue as a going concern is dependent on the Company’s ability to obtain additional sources of liquidity in order to implement its business plan. Based on management’s current assessment, cash and forecasted cash flows from operations are not expected to be sufficient to meet obligations coming due over the next 12 months. In order to address the need for additional liquidity, the Company had expected to be able to borrow up to an additional $175.0 million (before transaction fees) secured against its owned and leased real estate as part of the second tranche of its existing term loan. Based on the current status of negotiations with the lenders, the amount that the Company expects to borrow under the second tranche has been reduced to an amount up to $109 million (before transaction fees). That, and the lack of available alternative sources of liquidity (through real estate monetizations, asset sales or otherwise), which may not be available in a timely manner, mean there are material uncertainties as to the Company’s ability to continue to satisfy its obligations and implement its business plan in the ordinary course. Accordingly, such conditions raise significant doubt as to the Company’s ability to continue as a going concern.

As previously disclosed, the Company has been working on a transformation and brand reinvention. In the past year, the Company believes it has made substantial progress in regaining confidence from Canadian consumers as evidenced by its increased same store sales. The Company recently commenced a process to address its liquidity situation and to source and structure financial solutions and strategic alternatives to continue to finance its business and preserve and grow its franchise and brand reinvention. Such alternatives may include a financial restructuring or sale of the Company. A special committee of the Board of Directors has been established, comprised of independent directors, to assist the Board of Directors with this process. In order to assist the Company with this process, it has retained BMO Capital Markets, as a financial advisor, and Osler, Hoskin & Harcourt LLP, as a legal advisor.

Postponement of Annual Meeting and Resignation of Director
In light of these developments, the Company has determined to postpone its 2017 annual meeting of shareholders scheduled for June 14, 2017 to a date to be determined, details of which will be announced when determined. As a result of the postponement, Jeffrey Stollenwerck, who is not standing for re-election as a director at the annual meeting, has resigned as a director effective today.

About Sears Canada
Sears Canada Inc. is an independent Canadian online and store retailer whose head office is based in Toronto. Sears Canada's unique positioning is that it now offers consumers Sears label products, which are designed and directly sourced by Sears Canada, and also of-the-moment fashion and designer labels at 30-60% less in The Cut @ Sears. Sears Canada also has a top ranked mattress business in Canada, and the number one appliance business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; the proposed real estate transactions described in this Quarterly Report, which are subject to closing conditions, not closing on the agreed terms, or at all; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to implement and continue the Company’s new consumer financing program; ability of the Company’s loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the ability of the Company to successfully negotiate with its lenders to increase availability under its Amended Credit Facility and/or to arrange alternative financing that provides more credit availability relative to the collateral available; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward-looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 13-week period ended April 29, 2017 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 13-week period ended April 29, 2017. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 28, 2017. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 13-week period ended April 29, 2017.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13-week periods ended April 29, 2017 and April 30, 2016

Unaudited

	First Quarter
(in CAD millions, except per share amounts)	2017	2016
Net loss	$(144.4)	$(63.6)
Transformation (recovery) expense[1]	(0.6)	9.8
Loss (gain) on sale and leaseback transactions[2]	0.4	(40.6)
Assets held for sale impairment[3]	—	1.0
Lease exit costs[4]	4.5	7.9
Depreciation and amortization expense	3.5	9.8
Finance costs	3.6	1.6
Interest income	(0.1)	(3.6)
Income tax (recovery) expense	(0.8)	2.3
Adjusted EBITDA[5]	(133.9)	(75.4)
Basic net loss per share	$(1.42)	$(0.62)

1	Transformation expense in Q1 2016 relates primarily to severance incurred during the period.
2	Loss (gain) on sale and leaseback transactions represents the net loss (gain) related to selling and leasing back certain properties owned by the Company during Q1 2017 and Q1 2016.
3	Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of a logistics centre in Q1 2016 to fair value less costs to sell.
4	Lease exit costs relate primarily to costs incurred to exit certain properties during Fiscal 2016 and Fiscal 2017.
5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13-week periods ended April 29, 2017 and April 30, 2016

Unaudited

	First Quarter
(in CAD millions)	2017	2016
Total merchandising revenue	$505.5	$595.9
Non-comparable sales	94.0	152.4
Total same store sales[1]	411.5	443.5
Percentage change in total same store sales	2.9%	(7.4)%
Percentage change in total same store sales by category
Apparel & Accessories	0.4%	(8.7)%
Home & Hardlines	5.2%	(6.9)%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13-week periods ended April 29, 2017 and April 30, 2016. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at April 29, 2017	As at January 28, 2017	As at April 30, 2016
ASSETS
Current assets
Cash	$164.4	$235.8	$349.8
Accounts receivable, net	61.5	67.1	55.7
Income taxes recoverable	12.8	12.3	10.6
Inventories	658.3	598.5	695.8
Prepaid expenses	38.8	34.5	38.0
Derivative financial assets	1.4	0.1	0.2
Assets classified as held for sale	5.2	57.0	21.1

Total current assets	942.4	1,005.3	1,171.2

Non-current assets
Property, plant and equipment	233.2	227.1	332.2
Investment properties	2.0	2.0	4.1
Intangible assets	2.5	2.0	22.8
Deferred tax assets	0.6	0.7	0.6
Other long-term assets	6.7	7.3	14.1

Total assets	$1,187.4	$1,244.4	$1,545.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$333.0	$319.8	$299.2
Deferred revenue	130.1	136.1	156.3
Provisions	55.9	61.6	78.8
Income taxes payable	0.6	0.6	0.1
Other taxes payable	4.2	22.3	18.7
Derivative financial liabilities	—	0.6	17.0
Current portion of long-term obligations	4.0	3.7	3.9

Total current liabilities	527.8	544.7	574.0

Non-current liabilities
Long-term debt	120.4	—	—
Long-term obligations	17.2	16.6	19.3
Deferred revenue	68.1	69.4	72.3
Retirement benefit liability	294.9	308.6	320.6
Other long-term liabilities	79.4	82.9	91.4

Total liabilities	1,107.8	1,022.2	1,077.6

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Share-based compensation reserve	3.4	3.1	1.7
Retained earnings	273.6	418.0	675.4
Accumulated other comprehensive loss	(212.3)	(213.8)	(224.6)
Total shareholders’ equity	79.6	222.2	467.4
Total liabilities and shareholders’ equity	$1,187.4	$1,244.4	$1,545.0

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended April 29, 2017 and April 30, 2016

Unaudited

	13-Week Period
(in CAD millions, except per share amounts)	2017	2016

Revenue	$505.5	$595.9
Cost of goods and services sold	391.3	427.9
Selling, administrative and other expenses	255.5	271.9
Operating loss	(141.3)	(103.9)

(Loss) gain on sale and leaseback transactions	(0.4)	40.6
Finance costs	3.6	1.6
Interest income	0.1	3.6
Loss before income taxes	(145.2)	(61.3)

Income tax recovery (expense)
Current	0.8	0.4
Deferred	—	(2.7)
	0.8	(2.3)
Net loss	$(144.4)	$(63.6)

Basic and diluted net loss per share	$(1.42)	$(0.62)

Net loss	$(144.4)	$(63.6)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net loss:
Gain (loss) on foreign exchange derivatives	1.9	(22.9)
Reclassification to net loss of gain on foreign exchange derivatives	(0.4)	(2.0)

Total other comprehensive income (loss), net of taxes	1.5	(24.9)
Total comprehensive loss	$(142.9)	$(88.5)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended April 29, 2017 and April 30, 2016
Unaudited

	13-Week Period
(in CAD millions)	2017	2016
Cash flow used for operating activities
Net loss	$(144.4)	$(63.6)
Adjustments for:
Depreciation and amortization expense	3.5	9.8
Share-based compensation	0.3	1.7
Gain on disposal of property, plant and equipment	(0.3)	(0.4)
Impairment losses	—	1.0
Loss (gain) on sale and leaseback transactions	0.4	(40.6)
Finance costs	3.6	1.6
Interest income	(0.1)	(3.6)
Retirement benefit plans expense	3.4	3.7
Short-term disability expense	1.1	1.4
Income tax (recovery) expense	(0.8)	2.3
Interest received	0.1	3.6
Interest paid	(1.2)	(0.6)
Retirement benefit plans contributions	(18.4)	(11.5)
Income tax refunds, net	—	23.1
Changes in non-cash working capital balances	(82.4)	(65.5)
Changes in non-cash long-term assets and liabilities	(0.3)	(1.5)
	(235.5)	(139.1)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	(11.7)	(6.2)
Proceeds from sale of property, plant and equipment	0.4	0.5
Net proceeds from sale and leaseback transactions	57.0	183.9
	45.7	178.2
Cash flow generated from (used for) financing activities
Interest paid on long-term obligations	(0.4)	(0.4)
Interest paid on long-term debt	(0.5)	—
Payment of long-term obligations	(0.9)	(1.0)
Proceeds from long-term debt, net of transaction fees	117.2	—
	115.4	(1.4)
Effect of exchange rate on cash at end of period	3.0	(1.8)
(Decrease) increase in cash	(71.4)	35.9
Cash at beginning of period	$235.8	$313.9
Cash at end of period	$164.4	$349.8